Exhibit 99.1

Toro Corp. Announces the Delivery of its second LPG Carrier Dream Arrax

Limassol, Cyprus, June 15, 2023 – Toro Corp. (NASDAQ: TORO) (“Toro”, or the “Company”), an international energy transportation services company, announces that on June 14, 2023, the Company took delivery of the 2015 eco design Japanese-built 5,000 cbm LPG carrier Dream Arrax, which it had agreed to acquire, as previously announced, on April 27, 2023.

The acquisition price of $16.95 million was financed in its entirety with cash on hand.

About Toro Corp.

Toro Corp. is an international energy transportation services company with a fleet of tankers and LPG carriers that carry crude oil, petroleum products and petrochemical gases worldwide.

Toro Corp. currently owns a fleet of ten vessels, with an aggregate capacity of 0.7 million dwt, consisting of one Aframax, five Aframax/LR2, two Handysize tankers and two 5,000 cbm LPG carriers. As previously announced, Toro Corp. has agreed to sell three of its Aframax/LR2 tankers and has agreed to acquire two additional LPG carriers.

Toro is incorporated under the laws of the Republic of the Marshall Islands. The Company's common shares trade on the Nasdaq Capital Market under the symbol “TORO”.

For more information, please visit the Company’s website at www.torocorp.com. Information on our website does not constitute a part of this press release.

CONTACT DETAILS

For further information please contact:

Petros Panagiotidis
Toro Corp.
Email: info@torocorp.com